May 15, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 6010

Mr. Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **Amylin Pharmaceuticals, Inc.**
> **Soliciting Materials on Schedule 14A filed May 5, May 6, May 7, May 12, and May 12, 2009**
> **Filed by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A Nuerge, Jay Sherwood**
> **File No. 000-19700**

Dear Mr. Sternberg:

We have conducted a limited review of your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials filed on May 7, 2009

1. We note in the disclaimer page of soliciting materials filed on May 5, 2009, disclosure that you make no warranty regarding the accuracy of data or information included in your materials that were derived from third parties. This language is inappropriate. Please confirm your understanding that referring to another person's statements or reports does not insulate you from the requirement

to comply with Rule 14a-9. In future filings, please refrain from adding such language in your disclaimer.

2. We refer you to disclosure where you indicate Eastbourne's Nominees as a group would add "relevant industry experience" to the board. In future filings, disclose your definition of "relevant industry experience" and clarify how the backgrounds of your nominees constitute "relevant industry experience" given the industry within which the company operates.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

    - Eastbourne's Nominees as a group have "[t]rack records in implementing successful commercial strategies in the industry."
    - Eastbourne's Nominees as a group have "[o]perational efficiencies expertise at similar companies."
    - Eastbourne's Nominees as a group have "[a] track record of building and financing new product offerings."
    - Eastbourne's Nominees as a group are "[a]ligned with shareholders' interests through significant stock ownership."

    Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4. Please refer to your description of Mr. Fleischman's experience, specifically your statement that he "[l]ed Digene through its R&D and commercialization phases, culminating in a sale at an all-time high stock price." We note your disclosure in your definitive proxy statement that Mr. Fleischman retired from Digene in October 2006. We further note that Digene's merger agreement with Qiagen was entered into on June 3, 2007 and was completed on July 30, 2007, as disclosed in Digene's Form 8-K filed July 31, 2007. Please provide objective support for your statement, or in future filings provide corrective disclosure to remove the suggestion that Mr. Fleischman led Digene through its merger with Qiagen.

<u>Closing Comments</u>

As appropriate, please respond promptly to our comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to the undersigned at (202) 551- 3757 or in her absence to Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3758.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions